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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September 1999.

                            PROTEUS INTERNATIONAL PLC
                 (Translation of Registrant's Name Into English)

                                Beechfield House
                            Lyme Green Business Park
                         Macclesfield Cheshire SK11 0JL
                                     England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [X]      Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [ ]          No  [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

         Attached to the Registrant's Form 6-K for the month of September 1999 and incorporated by reference herein is the Registrant's announcement, dated September 13, 1999, filed with the Company Announcements Office of the London Stock Exchange.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        PROTEUS INTERNATIONAL PLC




Date:  September 13, 1999               By:  /s/ Barrington M. Riley
                                             ---------------------------------
                                             Barrington M. Riley
                                             Finance Director


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             Proteus International Plc ("Proteus" or the "Company")

             Result of the Extraordinary General Meeting (the "EGM")

The Board of Proteus announces that at the EGM held earlier today, all resolutions, including the resolution to approve the proposed merger with Therapeutic Antibodies Inc ("Therapeutic Antibodies"), (the "Merger"), the resolution to approve the allotment of new Ordinary shares pursuant to the Merger and Placing and the resolution to change the name of the Company to Protherics PLC, were duly passed.

It is expected that completion of the Merger will occur at 9 am on 15 September 1999, when it is expected that dealings in the new Protherics PLC Ordinary Shares will commence. Also at that time it is expected that the cancellation of the listing of Therapeutic Antibodies' common stock on the London Stock Exchange will become effective.

13 September 1999